

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Marcus Moeltner
Chief Financial Officer
RAYONIER ADVANCED MATERIALS INC.
1301 Riverplace Boulevard
Suite 2300
Jacksonville, FL 32207

> **Re: RAYONIER ADVANCED MATERIALS INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-36285**

Dear Mr. Moeltner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing